SAN ANTONIO VENTURES INC.

3750 W. 49th Avenue, Vancouver, BC  V6N 3T8

Tel: 604.250.2844  Fax:  604.263.7010

INFORMATION CIRCULAR

(as at August 12, 2014, unless indicated otherwise)

SOLICITATION OF PROXIES

This Information Circular and the accompanying documents (collectively, the “Meeting Materials”) are furnished in connection with the solicitation of proxies by the management of San Antonio Ventures Inc. (the “Company”) for use at the Annual and Special General Meeting of the shareholders of the Company to be held on Friday, September 12, 2014 (the “Meeting”) and any adjournment or postponement thereof at the time and place and for the purposes set forth in the accompanying Notice of Meeting.  While it is expected that the solicitation will be primarily by mail, proxies may be solicited personally or by telephone by the directors and regular employees of the Company.  All costs of solicitation will be borne by the Company.

These Meeting Materials are being sent to both registered and non-registered owners of the Company’s common shares (the “Shares”).  If you are a non-registered owner of the Shares, and the Company or its agent has sent these Meeting Materials directly to you, your name and address and information about your Shareholdings have been obtained in accordance with applicable securities regulatory requirements from the intermediary (as defined below) holding Shares on your behalf.  By choosing to send these Meeting Materials to you directly, the Company (and not the intermediary holding Shares on your behalf) has assumed responsibility for: () delivering these Meeting Materials to you, and () executing your proper voting instructions.  Please return your voting instructions as specified in the request for voting instructions.  (For further information relating to non-registered owners, see the discussion below under “Information For Non-Registered (Beneficial) Owners Of Shares”.)

APPOINTMENT AND REVOCATION OF PROXIES

Christopher Dyakowski and Gordon Keep are the persons named in the accompanying form of proxy.

Each shareholder has the right to appoint any person or company, who need not be a shareholder of the Company, other than the persons named in the enclosed form of proxy to represent such shareholder at the meeting or any adjournment or postponement thereof. This right may be exercised by inserting such person’s name in the blank space provided in the form of proxy and striking out the two printed names.

To be valid, a proxy must be in writing and executed by the shareholder or its attorney authorized in writing, unless the shareholder chooses to complete the proxy by telephone or the internet as described in the enclosed proxy form.  Completed proxies must be received by Computershare Investor Services Inc., Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding the Meeting or any adjournment or postponement thereof, or, at the discretion of the Chairman of the Meeting, delivered to the Chairman of the Meeting prior to the commencement of the Meeting or prior to any re-commencement of the Meeting after an adjournment.

A shareholder who has given a proxy may revoke it by an instrument in writing executed by the shareholder or by its attorney authorized in writing or, where the shareholder is a corporation, by a duly authorized officer or attorney of the corporation, and delivered either to the registered office of the Company, Suite 900 – 900 Howe Street, Vancouver, British Columbia, V6Z 2M4, at any time up to and including the last business day preceding the day of the Meeting, or if adjourned, any reconvening thereof, or to the Chairman of the Meeting on the day of the Meeting or, if adjourned, any reconvening thereof or in any other manner provided by law.  A revocation of a proxy does not affect any matter on which a vote has been taken prior to the revocation.

INFORMATION FOR NON-REGISTERED (BENEFICIAL) OWNERS OF SHARES

Shares owned by many shareholders of the Company are not registered on the records of the Company in the shareholders’ own names.  Rather, such Shares are registered in the name of a securities dealer, bank or other intermediary, or in the name of a clearing agency (referred to in this Information Circular as an “intermediary” or “intermediaries”).  Shareholders who do not hold their Shares in their own names (referred to in this Information Circular as “non-registered owners” or “beneficial shareholders”) should note that only registered shareholders or duly appointed proxyholders are permitted to vote at the Meeting.  A non-registered owner cannot be recognized at the Meeting for the purpose of voting its Shares unless such holder is appointed by the applicable intermediary as a proxyholder.

Non-registered owners who have not objected to their intermediary disclosing certain ownership information about themselves to the Company are referred to as “NOBOs”.  Those non-registered owners who have objected to their intermediary disclosing ownership information about themselves to the Company are referred to as “OBOs”.

In accordance with applicable securities regulatory policy, the Company has elected to seek voting instructions directly from NOBOs.  The intermediaries (or their service companies) are responsible for forwarding this Information Circular and other Meeting Materials to each OBO, unless the OBO has waived the right to receive them.

Meeting Materials sent to non-registered owners who have not waived the right to receive Meeting Materials are accompanied by a request for voting instructions (a “VIF”).  This form is provided instead of a proxy.  By returning the VIF in accordance with the instructions noted on it, a non-registered owner is able to instruct the registered shareholder how to vote on behalf of the non-registered owner.  VIFs, whether provided by the Company or by an intermediary, should be completed and returned in accordance with the specific instructions noted on the VIF.

In either case, the purpose of this procedure is to permit non-registered owners to direct the voting of the Shares which they beneficially own.  If a non-registered owner who receives a VIF wishes to attend the Meeting or have someone else attend on his behalf, then the non-registered owner may request a legal proxy as set forth in the VIF, which will grant the non-registered owner or his nominee the right to attend and vote at the Meeting.

In addition to those procedures, recent amendments to National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer (“NI 54-101”) allow a NOBO to submit to the Company or an applicable intermediary any document in writing that requests that such NOBO or its nominee be appointed as the NOBO’s proxyholder.  If such a request is received, the Company or the intermediary, as applicable, must arrange, without expense to the NOBO, to appoint such NOBO or its nominee as a proxyholder and to deposit that proxy within the time specified in this Information Circular, provided that the Company or the intermediary receives such written instructions at least one business day prior to the time at which proxies are to be submitted for use at the Meeting; accordingly, any such request must be received by 11:00 a.m. (Vancouver time) on Tuesday, September 9, 2014.

The Company does not intend to pay for intermediaries to forward to OBOs under NI 54-101 the proxy-related materials and Form 54-101F7 – Request for Voting Instructions Made by Intermediary, and an OBO will not receive those materials unless the OBO’s intermediary assumes the cost of delivery.

The Company will not be utilizing the notice-and-access provisions under NI 54-101 for the Meeting.

IF YOU ARE A NON-REGISTERED OWNER AND WISH TO VOTE IN PERSON AT THE MEETING, PLEASE REFER TO THE INSTRUCTIONS SET OUT ON THE “REQUEST FOR VOTING INSTRUCTIONS” (VIF) THAT ACCOMPANIES THIS INFORMATION CIRCULAR.

EXERCISE OF DISCRETION

Shares represented by proxy are entitled to be voted on a show of hands or any poll and, where a choice with respect to any matter to be acted upon has been specified in the form of proxy, the Shares will be voted or withheld from voting in accordance with the specification so made.

SUCH SHARES WILL BE VOTED FOR EACH MATTER FOR WHICH NO CHOICE HAS BEEN SPECIFIED BY THE SHAREHOLDER.

The enclosed form of proxy when properly completed and delivered and not revoked confers discretionary authority upon the person appointed proxy thereunder to vote with respect to amendments or variations of matters identified in the Notice of Meeting, and with respect to other matters which may properly come before the Meeting.  In the event that amendments or variations to matters identified in the Notice of Meeting are properly brought before the Meeting or any further or other business is properly brought before the Meeting, it is the intention of the persons designated in the enclosed form of proxy to vote in accordance with their best judgment on such matters or business.  At the time of the printing of this Information Circular, the management of the Company knows of no such amendment, variation or other matter which may be presented to the Meeting.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

Other than as set forth herein, management of the Company is not aware of any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, of any person who has been a director or executive officer of the Company since the commencement of the Company’s last completed financial year, or of any proposed nominee for election as a director of the Company, or of any associate or affiliate of any of such persons, in any manner to be acted upon at the Meeting other than the election of directors, appointment of auditors and the adoption of the new option plan (on the basis that each director and executive officer of the Company will be eligible to receive option grants under the new option plan).

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

As at the date hereof, the Company has issued and outstanding 9,482,500 fully paid and non-assessable Shares, each Share carrying the right to one vote. THE COMPANY HAS NO OTHER CLASSES OF VOTING SECURITIES.

Any shareholder of record at the close of business on August 12, 2014 who either personally attends the Meeting or who has completed and delivered a form of proxy in the manner and subject to the provisions described above shall be entitled to vote or to have its Shares voted at the Meeting.

To the knowledge of the directors and executive officers of the Company, there are no persons or companies who beneficially own, or control or direct, directly or indirectly, Shares carrying 10% or more of the voting rights attached to all outstanding Shares of the Company.

PARTICULARS OF MATTERS TO BE ACTED UPON AT THE MEETING

Election of Directors

The board of directors (the “Board”) presently consists of four directors and it is intended to set the number of directors of the Company at four and to elect four directors for the ensuing year.

As at the date hereof, the members of the Board are Kenneth Phillippe, Stephen Kenwood, Thomas Dyakowski and Christopher Dyakowski. Pursuant to the Amalgamation Agreement (as defined below under “Share Consolidation”) the Company expects that Kenneth Phillippe, Stephen Kenwood and Thomas Dyakowski will resign as directors of the Company prior to the Meeting, and Craig Steinke, Ian Telfer and Gordon Keep will be appointed as directors of the Company to fill the resulting vacancies, upon the closing of the transactions contemplated thereby. The term of office of each of the directors will expire at the Meeting.

Accordingly, as at the date of the Meeting it is anticipated that the Board will consist of, and management will nominate, Messrs. Craig Steinke, Ian Telfer, Gordon Keep and Christopher Dyakowski for election as directors at the Meeting for the ensuing year. Below is a brief description of the experience of each of Craig Steinke, Ian Telfer, Gordon Keep and Christopher Dyakowski:

Craig Steinke

Mr. Steinke is a co-founder, Chief Executive Officer and director of R2 Energy Ltd. He has over 20 years of experience in the global oil and gas industry, specializing in property acquisitions and resource development. During his career, Mr. Steinke has contributed to the acquisition, development and financing of over 25 million acres of domestic and international petroleum and natural gas rights. Mr. Steinke has also initiated and developed several unconventional resource companies, with a focus on shale gas. Most recently, Mr. Steinke was Executive Chairman and Chief Executive Officer of Realm Energy International Corporation, a Canadian energy company focused on exploration and development of shale plays in Europe and emerging markets.

Mr. Steinke is educated in Petroleum Land Management and received certification with the CWC School of Energy (London, England) in World Fiscal Systems for Oil and Gas. He is also a member of the Association of International Petroleum Negotiators, an organization that enhances the professionalism of cross-border energy negotiators worldwide.

Ian W. Telfer

Mr. Telfer has over 25 years of experience in the mining industry, with a focus on the precious metals sector. Mr. Telfer serves as Chairman of the Board of Goldcorp Inc., one of the largest and fastest growing gold mining companies in the world. Mr. Telfer has also served as director and/or officer of several Canadian and International mining companies, including Uranium One Inc., New Gold Inc. and Peak Gold Ltd.

Mr. Telfer is the former Chairman of the World Gold Council, an organization comprised of representatives from the world’s leading gold mining companies. Mr. Telfer has received special achievement awards from various organizations, including the Prospectors and Developers Association of Canada, Ernst & Young Entrepreneur of the Year, and the BC & Yukon Chamber of Mines.

Mr. Telfer is a Chartered Accountant and holds a Bachelor of Arts degree from the University of Toronto and a Masters in Business Administration from the University of Ottawa.

Gordon Keep

Mr. Keep has extensive business experience in investment banking and creating publically traded natural resource companies. Mr. Keep is the Chief Executive Officer of Fiore Management & Advisory Corp., a financial advisory firm. Mr. Keep also currently serves as director and/or officer for several junior mining and junior oil and gas companies, including Klondike Gold Corp., Oceanic Iron Ore Corp., Catalyst Copper Corp., Encanto Potash Corp. and Petromanas Energy Inc.

Mr. Keep is a Professional Geologist in the Province of British Columbia and holds a Bachelor of Science in Geological Sciences from Queen’s University and a Masters Business Administration from the University of British Columbia.

Christopher Dyakowski

Mr. Dyakowski is a mining exploration geologist and consultant with over 35 years of experience. Mr. Dyakowski also has extensive business, management and leadership experience in the mining and oil and gas sectors. Mr. Dyakowski is currently the Chief Executive Officer and President at the Company and has served as a director and/or officer of several other public companies, including San Marco Resources Ltd. and Orofino Minerals Inc. Mr. Dyakowski has been a member in good standing of the Association of Professional Engineers and Geoscientists of British Columbia since 1992. He holds a Bachelor of Science in Geology from the University of British Columbia.

These persons, as discussed above and named in the table below, will be presented for election at the Meeting as management’s nominees. The persons named in the accompanying form of proxy intend to vote for setting the number of directors of the Company at four and for the election of management’s nominees. Management does not contemplate that any of the nominees will be unable to serve as a director. Each director elected will hold office until the next annual general meeting of the Company or until his successor is elected or appointed, unless his office is earlier vacated in accordance with the Articles of the Company, or with the provisions of the Business Corporations Act (British Columbia) (the “Act”).

The following table sets out the names of the nominees for election as directors, the province or state and the country in which each is ordinarily resident, all offices of the Company now held by each of them, their principal occupations, business or employment the period of time for which each has been a director of the Company, and the number of Shares beneficially owned by each, or controlled or directed, directly or indirectly, as at the date hereof.

Name, Position, Province/State and Country of Residence(1)(2)	Principal Occupation, Business or Employment(1)	Period as a Director of the Company	No. of Shares(1)
CRAIG STEINKE(3) Proposed Director and Chief Executive Officer Washington, United States	Chief Executive Officer and director of R2 Energy Ltd. (oil and gas), since November 2011; President, Reconnaissance Energy Corporation, since 1993; Chief Executive Officer Realm Energy International Corporation from October 2009 to November 2011.	(3)	Nil
IAN W. TELFER(3)(4)(5) Proposed Director British Columbia, Canada	Chairman of Goldcorp Inc. (mining), since 2006.	(3)	Nil
GORDON KEEP(3)(4)(5) Proposed Director British Columbia, Canada	Chief Executive Officer of Fiore Management & Advisory Corp. (financial advisory), since 2007.	(3)	Nil
CHRISTOPHER I. DYAKOWSKI(6)(7) Director, British Columbia, Canada	Self-Employed Professional Geoscientist (mining and exploration)	Since June 10, 2010	933,000

(1)

The information as to province/state and country of residence, principal occupation, business or employment and Shares beneficially owned is not within the knowledge of the management of the Company and has been furnished by the respective nominees.

(2)

None of the proposed nominees for election as a director is to be elected under any arrangement or understanding between the proposed director and any other person or company, except the directors and executive officers of the Company acting solely in such capacity.

(3)

It is proposed that Messrs. Steinke, Telfer and Keep will be appointed as directors of the Company prior to the date of the Meeting pursuant to the Amalgamation Agreement (defined below under “Share Consolidation”).

(4)	Proposed member of the Audit and Finance Committee.
(5)	Proposed member of the Nominating and Corporate Governance Committee.
(6)	Member of Audit and Finance Committee.
(7)	Member of Nominating and Corporate Governance Committee.

Orders and Bankruptcies

Other than as disclosed below, none of the proposed nominees for election as a director of the Company:

(a)

is, as at the date of this Information Circular, or has been, within ten years before the date of this Information Circular, a director, chief executive officer or chief financial officer of any company (including the Company) that:

(i)

was subject to a cease trade order or similar order or an order that denied the relevant company access to any exemption under securities legislation, which order was in effect for a period of more than 30 consecutive days (an “Order”) that was issued while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer; or

(ii)

was subject to an Order that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer,

(b)

is, as at the date of this Information Circular, or has been, within ten years before the date of this Information Circular, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(c)

has, within the ten years before the date of this Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

Gordon Keep, was a director of Rusoro Mining Ltd. (“Rusoro”) on May 21, 2013 when the British Columbia Securities Commission (“BCSC”) issued a cease trade order against Rusoro for failure to file its audited financial statements for the year ended December 31, 2012 and related MD&A. On June 5, 2013 and June 7, 2013 respectively, similar cease trade orders were issued against Rusoro by the Ontario Securities Commission (“OSC”) and the Authorite des Marches Financiers (“AMF”). On August 21, 2013, the BCSC, on August 28, 2013 the AMF and on September 4, 2013 the OSC, granted full revocations of the cease trade order issued by each of them.  Rusoro was unable to file its December 31, 2012 financial statements and MD&A by the required filing deadline because it experienced significant delays in preparing them due to the nationalization by the Venezuelan government of Rusoro’s gold mining assets in Venezuela.

Penalties and Sanctions

Other than as disclosed below, none of the proposed nominees for election as a director of the Company have been subject to:

(a)

any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(b)

any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed director.

Ian W. Telfer entered into a settlement agreement with staff of the OSC in September 2013 with respect to allegations that he acted contrary to the public interest in connection with a Share transaction in 2008. Mr. Telfer cooperated fully with staff and, pursuant to the settlement agreement, paid $200,000 towards the costs of the investigation.

Appointment of Auditors

Management of the Company recommends that MNP LLP be re-appointed as auditors of the Company and that the directors of the Company be authorize to fix their remuneration. MNP LLP were first appointed auditors of the Company on January 11, 2012.

The persons named in the enclosed proxy intend to vote for the re-appointment of MNP LLP as auditors of the Company at the Meeting unless otherwise directed by the shareholders appointing them.

Adoption of New Incentive Stock Option Plan

The Company has in place the 2012 Stock Option Incentive Plan with an effective date of January 12, 2012 (the “Existing Plan”) which was previously approved by the Board and by the shareholders of the Company.  Management of the Company and the Board have concluded that it would be in the Company’s best interests to adopt a new incentive stock option plan (the “New Plan”), subject to approval by the shareholders of the Company as well as acceptance by the TSX Venture Exchange (the “TSXV”). The New Plan will replace the Existing Plan.

Principal Terms of the Existing Plan

The Existing Plan is administered by the directors of the Company and provides that options be issued to directors, executive officers, employees, consultants or management company employees of the Company or any affiliate of the Company (each, an “Eligible Person”).  The Existing Plan also provides that the number of Shares issuable under the Existing Plan, together with all of the Company’s other previously established or proposed share compensation arrangements, may not exceed 10% of the total number of Shares issued and outstanding at the time of the option grant.  As of the date of this Information Circular, no options are outstanding under the Existing Plan.

Under the Existing Plan the exercise price of an option shall be determined by the Board provided that, so long as the Shares are listed on the TSXV, such price shall not be lower than the last closing sale price for such Shares as quoted on the TSXV for the market trading day immediately prior to the date of the grant of the option less any discount permitted by the TSXV.  Options granted under the Existing Plan will be granted for a term not to exceed ten years from the date of their grant.

All options under the Existing Plan will terminate on the earlier of: (a) the expiration date of the option; (b) the end of the period of time permitted for exercise of the option (such period of time to not be in excess of six months), to be determined by the Board at the time of the grant of an option, after the optionee ceases to be an Eligible Person for any reason other than death, disability or cause; (c) the 30th day after the optionee who is engaged in investor relations activities for the Company ceases to be employed to provide investor relations activities; (d) the date on which the optionee ceases to be an Eligible Person by reason of termination of the optionee as an employee or consultant of the Company for cause; (e) the first anniversary of the date on which the optionee ceases to be an Eligible Person by reason of termination of the optionee as an employee or consultant on account of disability; or (f) the first anniversary of the date of death of the optionee.

Options under the Existing Plan will be non-assignable and non-transferable provided that any vested option will be exercisable by an option holder’s legal heirs, personal representatives or guardians up to 12 months following the death of an option holder.  All such options will continue to vest in accordance with their original vesting schedule.

The number of Shares reserved for issuance under the Existing Plan to any one person on a yearly basis cannot exceed 5% of the number of Shares outstanding at the time of the grant of options unless the Company has obtained the requisite disinterested shareholder approval.  The aggregate number of options granted to consultants or persons employed to provide investor relations activities must not exceed 2% of the issued shares in any 12 month period.

Options under the Existing Plan issued to Eligible Persons performing investor relations activities must vest in stages over 12 months with no more than one-quarter of the options vesting in any three month period.

Principal Changes under the New Plan

The principal changes from the Existing Plan to the New Plan are that the New Plan:

(a)

accommodates the rules and policies of the TSXV, the NEX board and The Toronto Stock Exchange, depending upon which stock exchange the Shares are listed for trading at the relevant time;

(b)

the minimum exercise price per Share of an option must not be less than the Market Price (as defined in the policies of the TSXV) of the Shares, subject to a minimum exercise price of $0.05 per Share;

(c)

upon the occurrence of an Accelerated Vesting Event (as defined in the New Plan), the Board will have the power, at its sole discretion and without being required to obtain the approval of shareholders or the holder of any option, to make such changes to the terms of options as it considers fair and appropriate in the circumstances, including but not limited to:

(i)

accelerating the vesting of options, conditionally or unconditionally;

(ii)

terminating every option if under the transaction giving rise to the Accelerated Vesting Event, options in replacement of the options are proposed to be granted to or exchanged with the holders of options, which replacement options treat the holders of the options in a manner which the Board considers fair and appropriate in the circumstances having regard to the treatment of holders of Shares under such transaction;

(iii)

otherwise modifying the terms of any option to assist the holder to tender into any take-over bid or other transaction constituting an Accelerated Vesting Event; or

(iv)

following the successful completion of such Accelerated Vesting Event, terminating any option to the extent it has not been exercised prior to successful completion of the Accelerated Vesting Event.

The determination of the Board in respect of any such Accelerated Vesting Event shall for the purposes of the New Plan be final, conclusive and binding;

(d)

in connection with the exercise of an option, as a condition to such exercise the Company shall require the optionee to pay to the Company an amount as necessary so as to ensure that the Company is in compliance with the applicable provisions of any federal, provincial or local laws relating to the withholding of tax or other required deductions relating to the exercise of such option;

(e)

if an optionee ceases to be an Eligible Person (as defined in the New Plan) for any reason other than death or termination for cause, each option will remain exercisable for a period of 90 days following the termination date or such “reasonable period” as the Board may determine; and

(f)

an option will be automatically extended past its expiry date if such expiry date falls within a blackout period during which the Company prohibits optionees from exercising their options, subject to the following requirements:

(i)

the blackout period must be formally imposed by the Company pursuant to its internal trading policies and must expire upon the general disclosure of undisclosed Material Information (as defined in the New Plan) and the expiry date of any option may not be extended by more than 10 business days after the expiry of the blackout period; and

(ii)

the automatic extension of an optionee's option will not be permitted where the optionee or the Company is subject to a cease trade order (or similar order under securities legislation) in respect of the Company's securities.

The summary set out above is qualified by the New Plan, a copy of which will be available for review by the shareholders at the registered office of the Company at Suite 900 - 900 Howe Street, Vancouver, BC, V6Z 2M4 for the two business days prior to the Meeting and at the Meeting.  In addition, upon request, shareholders may obtain a copy of the New Plan from the Company prior to the Meeting (see “Additional Information” below).

Accordingly, the shareholders of the Company will be requested at the Meeting to pass an ordinary resolution in the following terms:

“RESOLVED that:

1.

subject to approval of the TSX Venture Exchange, the adoption of the Company’s new Incentive Stock Option Plan dated August 12, 2014 (the “New Plan”) be and is hereby approved;

2.

the board of directors of the Company be and they are hereby authorized on behalf of the Company to make any amendments to the New Plan as may be required by the TSX Venture Exchange, without further approval of the shareholders of the Company, in order to ensure approval of the New Plan;

3.

the Company be authorized to grant stock options pursuant and subject to the terms and conditions of the New Plan, entitling the option holders to purchase up to that number of common shares that is equal to 10% of the issued and outstanding capital of the Company at the time of the grant; and

4.

any one director or officer of the Company be and he is hereby authorized and directed on behalf of the Company to do all such acts and things and to execute and deliver all such deeds, documents, instruments and assurances as in his opinion may be necessary or desirable to give effect to these resolutions.”

The Board unanimously recommend that shareholders vote in favour of the resolution approving the New Plan. The persons named in the enclosed proxy intend to vote for the adoption of the New Plan at the Meeting unless otherwise directed by the shareholders appointing them.

Share Consolidation

Pursuant to an Amalgamation Agreement (the “Amalgamation Agreement”) dated August 1, 2014 between the Company, R2 Energy Ltd. (“R2”) and 1837783 Alberta Ltd. (“Subco”), a wholly-owned subsidiary of the Company, the Company will acquire all of the issued and outstanding shares of R2 by way of a “three-cornered” amalgamation in which Subco will amalgamate with R2 (the “Amalgamation”).  Pursuant to the Amalgamation Agreement, the Company is required to request that its shareholders approve a consolidation of the Company’s Shares. Accordingly, shareholders will be asked at the Meeting to consider and, if thought advisable, to approve a special resolution authorizing the directors of the Company to effect a consolidation of the issued and outstanding Shares on the basis that every two Shares before consolidation be consolidated into one Share after consolidation (the “Consolidation”). The Consolidation also requires acceptance by the TSXV.

As at the date hereof, a total of 9,482,500 Shares are issued and outstanding. Upon completion of the proposed transactions contemplated by the Amalgamation Agreement, and as previously disclosed in news releases of the Company dated July 10, 2014 and August 5, 2014 available under the Company’s profile at www.sedar.com (see “Additional Information” below), the Company will have an aggregate of 94,306,938 Shares issued and outstanding and 139,642,270 Shares on a fully-diluted basis. If the Consolidation is implemented, the Company will have approximately 47,153,469 post-Consolidation Shares issued and outstanding and 69,821,135 post-Consolidation Shares on a fully-diluted basis, subject to treatment of fractional post-Consolidation Shares.

Accordingly, the shareholders will be asked at the Meeting to pass a special resolution in the following terms:

“RESOLVED, as a special resolution, that:

1.

subject to acceptance by the TSX Venture Exchange, the directors of the Company be and they are hereby authorized to effect a consolidation of the issued and outstanding common shares of the Company on the basis that every two issued and outstanding common shares before consolidation be consolidated into one issued and outstanding common share after consolidation, with all resulting fractional shares being rounded up or down to the nearest whole number;

2.

any one director or officer of the Company be and he is hereby authorized and directed, on behalf of the Company, to do all such acts and things and to execute and deliver all such deeds, documents, instruments and assurances as in his opinion may be necessary or desirable to give effect to these resolutions; and

3.

notwithstanding approval of the consolidation by the shareholders of the Company, the directors of the Company may, in their sole discretion, revoke, modify, vary or amend this special resolution before it is acted upon, without further approval of the shareholders of the Company.”

Pursuant to the Articles of the Company, a special resolution requires approval of two-thirds of the votes cast at the Meeting by shareholders who attend in person or vote by proxy.

Management of the Company and the Board believe that the Consolidation is in the best interests of the Company and its shareholders and the Board unanimously recommends that shareholders vote in favour of the foregoing special resolution.  The persons named in the enclosed proxy intend to vote for the approval of the Consolidation at the Meeting unless otherwise directed by the shareholders appointing them.

Alteration of Notice of Articles

Pursuant to the Amalgamation Agreement, the Company is required to request that its shareholders approve an alteration to its Notice of Articles to:

(a)

change the Company’s name to “Gulf Oil Corp.” or such other variation as may be acceptable to the Board, the British Columbia Registrar of Companies (the “Registrar”) and the TSXV; and

(b)

increase the authorized share structure of the Company from 100,000,000 common shares without par value to an unlimited number of common shares (the "Common Shares") and an unlimited number of preferred shares (the “Preferred Shares”) without nominal or par value, in each case having attached thereto the rights, privileges, restrictions and conditions as set forth below:

Common Shares

(i)

the holders of the Common Shares shall be entitled to receive notice of and to vote at every meeting of the shareholders of the Company and shall have one vote thereat for each Common Share so held;

(ii)

subject to the rights, privileges, restrictions and conditions attached to the Preferred Shares of the Company, the Board may from time-to-time declare a dividend, and the Company shall pay thereon out of the monies of the Company properly applicable to the payment of the dividends to the holders of Common Shares; and

(iii)

subject to the rights, privileges, restrictions and conditions attached to the Preferred Shares (as set out below) of the Company, in the event of liquidation, dissolution or winding-up of the Company or upon any distribution of the assets of the Company among shareholders being made (other than by way of dividend out of the monies properly applicable to the payment of dividends) the holders of Common Shares shall be entitled to share equally.

Preferred Shares

(i)

the Board may from time-to-time issue the Preferred Shares in one or more series, each series to consist of such numbers of shares as may before issuance thereof be determined by the Board;

(ii)

the Board may by resolution alter the Articles of the Company (subject as hereinafter provided) to create any series of Preferred Shares and to fix before issuance, the designation, rights, privileges, restrictions and conditions to attach to the Preferred Shares of each series, including, without limiting the generality of the foregoing, the rate, form, entitlement and payment of preferential dividends, the dates and place to payment thereof, the redemption price, terms, procedures and conditions of redemption, if any, voting rights and conversion rights (if any) and any sinking fund, purchase fund or other provisions attaching to the Preferred Shares of such series; and provided, however, that no shares of any series shall be issued until the Company has filed an alteration to the Notice of Articles with the Registrar, or such designated person in any other jurisdiction in which the Company may be continued;

(iii)

if any cumulative dividends or amounts payable on return of capital in respect of a series of shares are not paid in full the shares of all series shall participate rateably in respect of accumulated dividends and return of capital;

(iv)

the Preferred Shares shall be entitled to preference over the Shares and any other shares of the Company ranking junior to the Preferred Shares with respect to the payment of dividends, if any, and in the distribution of assets in the event of liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, or any other distribution of the assets of the Company among its shareholders for the purpose of winding-up its affairs, and may also be given such other preferences over the Common Shares and any other shares of the Company ranking junior to the Preferred Shares as may be fixed by the resolution of the Board as to the respective series authorized to be issued;

(v)

the Preferred Shares of each series shall rank on a parity with the Preferred Shares of every other series with respect to priority and payment of dividends and in the distribution of assets in the event of liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, exclusive of any conversion rights that may affect the aforesaid;

(vi)

no dividends shall at any time be declared or paid on or set apart for payment on any shares of the Company ranking junior to the Preferred Shares unless all dividends, if any, up to and including the dividend payable for the last completed period for which such dividend shall be payable on each series of the Preferred Shares then issued and outstanding shall have been declared and paid or set apart for payment at the date of such declaration or payment or setting apart for payment on such shares of the Company ranking junior to the Preferred Shares nor shall the Company call for redemption or redeem or purchase for cancellation or reduce or otherwise pay off any of the Preferred Shares (less than the total amount then outstanding) or any shares of the Company ranking junior to the Preferred Shares unless all dividends up to and including the dividend payable on each series of the Preferred Shares then issued and outstanding shall have been declared and paid or set apart for payment at the date of such call for redemption, purchase, reduction or other payment;

(vii)

Preferred Shares of any series may be purchased for cancellation or made subject to redemption by the Company out of capital pursuant to the provisions of the Act, if the Board so provides in the resolution of the Board relating to the issuance of such Preferred Shares, and upon such other terms and conditions as may be specified in the designations, rights, privileges, restrictions and conditions attaching to the Preferred Shares of each such series as set forth in the said resolution of the Board relating to the issuance of such series;

(viii)

the holders of the Preferred Shares shall not, as such, be entitled as of right to subscribe for or purchase or receive any part of any issue of shares or bonds, debentures or other securities of the Company now or hereafter authorized; and

(ix)

no class of shares may be created or rights and privileges increased to rank in parity or priority with the Preferred Shares with regard to the rights and privileges thereof and without limiting the generality of the foregoing, capital and dividends, without the approval of the holders of the Preferred Shares.

Accordingly, the shareholders will be asked at the Meeting to pass a special resolution in the following terms:

“RESOLVED, as a special resolution, that:

1.

the name of the Company be changed from “San Antonio Ventures Inc.” to “Gulf Oil Corp.”, or such other variation as may be acceptable to the directors of the Company, the British Columbia Registrar of Companies and the TSX Venture Exchange, and that the Notice of Articles of the Company be altered accordingly;

2.

the authorized share structure of the Company be increased from 100,000,000 common shares without par value to an unlimited number of common shares and an unlimited number of preferred shares without nominal or par value in each case, each with the special rights and restrictions attached thereto as set out in the Information Circular of the Company dated August 12, 2014 under the heading Alteration of Notice of Articles, and that the Notice of Articles of the Company be altered accordingly;

3.

any director, officer or solicitor of the Company be and is hereby authorized and directed on behalf of the Company to sign and file the Notice of Alteration with the British Columbia Registrar of Companies to effect the change of name and increase to the authorized share structure in accordance with this special resolution;

4.

any one director or officer of the Company be and he is hereby authorized and directed, on behalf of the Company, to do all such acts and things and to execute and deliver all such deeds, documents, instruments and assurances as in his opinion may be necessary or desirable to give effect to these resolutions; and

5.

notwithstanding approval of the change of name and increase in the authorized share structure of the Company by the shareholders of the Company, the directors of the Company may, in their sole discretion, revoke this special resolution before it is acted upon, without further approval of the shareholders of the Company.”

Management of the Company and the Board have determined that approval of the change of name and the increase to the authorized share structure is in the best interests of the Company and its shareholders. The Board unanimously recommends that shareholders vote in favour of the special resolution approving the alterations to the Notice of Articles of the Company.  The persons named in the enclosed proxy intend to vote for approval of the alterations to the Notice of Articles of the Company at the Meeting unless otherwise directed by the shareholders appointing them.

Adoption of New Articles

The Company proposes to adopt a new form of Articles (the “New Articles”) for the Company which are in the standard form of Articles used by the solicitors of the Company for reporting issuers. The only significant changes from the existing Articles (the “Existing Articles”) of the Company are as follows:

(a)

the authorized share structure of the Company is set out and includes an unlimited number of Common Shares and Preferred Shares with rights and restrictions attached thereto; whereas, the Existing Articles provide that the authorized share structure of the Company consists of shares of the class or classes as described in the Notice of Articles of the Company (See “Alteration of Notice of Articles” above for further particulars of the proposed authorized share structure of the Company);

(b)

alterations to the authorized share structure of the Company require approval by resolution of the Board; whereas, under the Existing Articles a special resolution of the shareholders is required;

(c)

other alterations to the Articles, unless the Act or the Articles otherwise specify the type of resolution required, may be approved by an ordinary resolution of the shareholders; whereas under the Existing Articles a special resolution is required;

(d)

alterations to the Notice of Articles in order to change the name of the Company may be approved by a resolution of the Board; whereas, under the Existing Articles a special resolution of the shareholders is required;

(e)

no provisions for the content of a notice of meeting of shareholders to consider special business; whereas, the Existing Articles provide that a notice of meeting of shareholder to consider special business must include the nature of the special business and, if the special business includes approving any document, that a copy of the document be attached to the notice or is available to for inspection by shareholders at the Company’s records office;

(f)

general meetings of shareholders may be held anywhere in the world as determined by the directors; whereas, the Existing Articles do not include such a provision;

(g)

the quorum for the transaction of business at a meeting of shareholders is two shareholders entitled to vote at the meeting, present in person or represented by proxy; whereas, the Existing Articles require a quorum of two persons who are, or who represent by proxy, shareholders who, in the aggregate, hold at least 5% of the issued shares entitled to be voted at the meeting;

(h)

no provision for the appointment of alternate directors; whereas, the Existing Articles contain a provision for the appointment of alternate directors;

(i)

the Company may indemnify a director, former director, officer, or former officer against all eligible penalties to which such person may be liable; whereas, under the Existing Articles the Company must indemnify a director, former director, or alternate director, but not an officer or former officer;

(j)

no provisions for uncertificated shares under a direct registration system; whereas, under the Existing Articles the directors may provide that any or all classes of shares of the Company be uncertificated shares; and

(k)

provisions requiring advance notice of the nomination of directors in certain circumstances; whereas the Existing Articles do not include such provisions.

The summary set out above is qualified by the New Articles, a copy of which will be available for review by shareholders at the registered office of the Company at Suite 900 - 900 Howe Street, Vancouver, BC, V6Z 2M4, for the two business days prior to the Meeting and at the Meeting.  In addition, upon request, shareholders may obtain a copy of the New Articles from the Company prior to the Meeting (see “Additional Information” below).

Accordingly, the shareholders will be asked at the Meeting to a pass special resolution in the following terms:

“RESOLVED, as a special resolution, that:

1.

the existing Articles of the Company be deleted in their entirety and that the new Articles, in the form tabled at the Annual and Special General Meeting of the Company held on September 12, 2014 be adopted as the Articles of the Company;

2.

the alterations made to the Company's Articles shall take effect upon deposit of this special resolution at the Company's records office;

3.

any one director or officer of the Company be and he is hereby authorized and directed, on behalf of the Company, to do all such acts and things and to execute and deliver all such deeds, documents, instruments and assurances as in his opinion may be necessary or desirable to give effect to these resolutions; and

4.

notwithstanding the approval of the new Articles by the shareholders, the directors of the Company may, in their sole discretion, revoke this special resolution before it is acted upon, without further approval of the shareholders of the Company.”

Management of the Company and the Board have determined that approval of the New Articles is in the best interests of the Company and its shareholders. The Board unanimously recommends that shareholders vote in favour of the special resolution approving the New Articles.  The persons named in the enclosed proxy intend to vote for approval of the New Articles at the Meeting unless otherwise directed by the shareholders appointing them.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The following is a summary of the Company’s approach to corporate governance.

Board of Directors

The Board facilitates its exercise of independent supervision over management by ensuring sufficient representation by directors independent of management. The Board, at present, is composed of four directors, only one of whom, Stephen P. Kenwood, is considered to be independent. In determining whether a director is independent, the Board considers, for example, whether the director has a relationship which could, or could be perceived to, interfere with the director's ability to objectively assess the performance of management. On this basis, Christopher I. Dyakowski, by reason of his office as President and Chief Executive Officer of the Company, Kenneth C. Phillippe, by reason of his office as Chief Financial Officer of the Company, and Thomas S. Dyakowski, by reason of his being an immediate family member of an executive officer of the Company, are not considered to be independent directors.

The Board is satisfied that it is not constrained in its access to information, in its deliberations, or in its ability to satisfy the mandate established by law to supervise the business and affairs of the Company and that there are sufficient systems and procedures in place to allow the Board to have a reasonable degree of independence from day-to-day management.

Directorships

The Company’s current directors are also directors of other reporting issuers (or equivalent) in a jurisdiction or a foreign jurisdiction as follows:

Name of Director	Name of Reporting Issuer
Christopher I. Dyakowski	Noram Ventures Inc.
Kenneth C. Phillippe	Discovery Ventures Inc. Noram Ventures Inc. Whitewater Capital Corp.
Stephen P. Kenwood	Central Resources Corp. Dakar Resource Corp. Ely Gold & Minerals Inc. Remo Resources Inc. Sonoro Metals Corp. Supreme Resources Ltd. Volcanic Metals Corp.

Orientation and Continuing Education

The Company has not yet developed an official orientation or training program for new directors. Notwithstanding the foregoing, all of the Company’s directors are familiar with mineral and oil and gas exploration and, as such, orientation has not, to date, been required.  Nevertheless, new directors are provided, through discussions and meetings with other directors, officers, and employees, with a thorough description of the Company’s business, properties, assets, operations and strategic plans and objectives.  Orientation activities will be tailored to the particular needs and experience of each director and the overall needs of the Board.

Ethical Business Conduct

The Board conducts itself with high business and moral standards and follows all applicable legal and financial requirements.  In that regard, the Board has adopted a written Code of Ethics (the “Code”) for its directors, officers, employees and consultants.  The Code adopted by the Board has been filed with regulators, in accordance with applicable legislation, and is available for viewing on SEDAR at www.sedar.com.  The Code establishes practices regarding compliance with the law and internal policies and guidelines, a Whistleblower Policy which details complaint procedures for financial concerns, disclosure obligations, and internal financial control.  Each employee, officer, director, and material consultant is provided with a copy of the Code and certifies, among other things, that he or she has understood the Code and that he or she will continue to comply with the terms of the Code.

Nomination of Directors

The Board currently has a Nominating and Corporate Governance Committee consisting of Christopher I. Dyakowski and Kenneth C. Phillippe.

Pursuant to the Amalgamation Agreement as described above, Kenneth C. Phillippe will resign as a director of the Company prior to the Meeting. Following completion of the Amalgamation, the Company intends to reconstitute the Nominating and Corporate Governance Committee to comprise Christopher Dyakowsk, Ian Telfer and Gordon Keep. Messrs. Telfer and Keep will be independent under National Instrument 52-110 – Audit Committees (“NI 52-110”).

The Nominating and Corporate Governance Committee will consider the size of the Board each year when it considers the number of directors to recommend to the Board for director nominees. The criteria for selecting new directors shall reflect the requirements of the listing standards of the TSXV (or such other exchange or self-regulatory organization on which the Shares are listed for trading) with respect to independence and the following factors:

(a)

the appropriate size of the Board;

(b)

the needs of the Company with respect to the particular talents and experience of its directors;

(c)

personal and professional integrity of the candidate;

(d)

level of education and/or business experience;

(e)

broad-based business acumen;

(f)

the level of understanding of the Company’s business and the industry in which it operates and other industries relevant to the Company’s business;

(g)

the ability and willingness to commit adequate time to Board and committee matters;

(h)

the fit of the individual’s skills and personality with those of other directors and potential directors in building a Board that is effective, collegial and responsive to the needs of the Company;

(i)

the ability to think strategically and a willingness to share ideas; and

(j)

diversity of experiences, expertise and background.

Compensation

The Board is responsible for determining all forms of compensation to be granted to the Chief Executive Officer, the Chief Financial Officer and the Corporate Secretary of the Company.

Other Board Committees

The Board has only two committees: the Audit and Finance Committee and the Nominating and Corporate Governance Committee.

Assessments

The Board does not formally review the contributions of individual directors; however, it believes that its current size facilitates informal discussion and evaluation of members’ contributions within that framework.

AUDIT AND FINANCE COMMITTEE

Audit and Finance Committee’s Charter

The text of the Company’s Audit and Finance Committee Charter is attached as Appendix 1 to this Information Circular.

Composition of the Audit and Finance Committee

The Audit and Finance Committee presently consists of Christopher I. Dyakowski, Stephen P. Kenwood and Thomas S. Dyakowski. In accordance with the definition of independence under NI 52-110, Stephen Kenwood is independent, Christopher Dyakowski is not independent by virtue of his being the President and Chief Executive Officer of the Company and Thomas Dyakowski is not independent as he is an immediate family member of an executive officer of the Company.

Pursuant to the Amalgamation Agreement as described above, Stephen Kenwood and Thomas Dyakowski will resign as directors of the Company prior to the Meeting. The Company intends to reconstitute the Audit and Finance Committee to consist of Christopher Dyakowsk, Ian Telfer and Gordon Keep. Messrs. Telfer and Keep will be independent under NI 52-110.

Each of the members and the proposed members of the Audit and Finance Committee is financially literate within the meaning of Section 1.5 of NI 52-110 in that he has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements.

Relevant Education and Experience

The education and experience of each member of the Audit and Finance Committee that is relevant to the performance of his responsibilities as an Audit and Finance Committee member and, in particular, any education or experience that would provide the member with:

(a)

an understanding of the accounting principles used by the Company to prepare its financial statements;

(b)

the ability to assess the general application of such accounting principles in connection with the accounting for estimates, accruals and reserves;

(c)

experience preparing, auditing, analysing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Company’s financial statements, or experience actively supervising one or more individuals engaged in such activities; and

(d)

an understanding of internal controls and procedures for financial reporting are as follows:

Name of Member	Education	Experience
Christopher I. Dyakowski	BSc (Geo)	32 years’ experience as a director and/or officer
Stephen P. Kenwood	BSc (Geo)	16 years’ experience as a director and/or officer
Thomas S. Dyakowski	BSc (Geo)	9 months’ experience as a director
Ian Telfer (proposed member)	CA, MBA, BA	25 years’ experience as a director and/or officer
Gordon Keep (proposed member)	MBA, Finance, BSc Honours (Geol)	18 years’ experience as a director and/or officer

Audit and Finance Committee Oversight

At no time since the commencement of the Company’s most recently completed financial year did the Board decline to adopt a recommendation of the Audit and Finance Committee to nominate or compensate an external auditor.

Reliance on Certain Exemptions

At no time since the commencement of the Company’s most recently completed financial year has the Company relied on: () the exemption in section 2.4 (De Minimis Non-audit Services), or () an exemption from NI 52-110, in whole or in part, granted under Part 8 (Exemptions).

Pre-Approval Policies and Procedures

As at the date of this Information Circular, the Audit and Finance Committee has not adopted any specific policies or procedures for the engagement of non-audit services.

External Auditor Service Fees

The following table sets out, by category, the fees billed by MNP LLP, the Company’s auditors, for the years ended March 31, 2014 and March 31, 2013:

	Year ended March 31, 2014	Year ended March 31, 2013
Audit fees	$12,240	$13,770
Audit-related fees	$Nil	$Nil
Tax fees	$Nil	$Nil
All other fees	$Nil	$Nil
Total	$12,240	$13,770

Exemption for Venture Issuers

As a venture issuer, the Company is exempt from the provisions of NI 52-110 that would otherwise require its Audit and Finance Committee to be constituted in accordance with Part 3 of NI 52-110, and require the Company to comply with the reporting obligations in Part 5 of NI 52-110.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

The purpose of this Compensation Discussion and Analysis is to provide information about the Company’s executive compensation objectives and processes and to discuss compensation decisions relating to its named executive officers (the “Named Executive Officers”) listed in the Summary Compensation Table that follows.  During its financial year ended March 31, 2014, the following individuals were Named Executive Officers (as determined by applicable securities legislation) of the Company:

Christopher I. Dyakowski – Chief Executive Officer

Kenneth C. Phillippe – Chief Financial Officer

As discussed above under “Particulars of Matters to be Acted Upon at the Meeting - Share Consolidation”, the Company has entered into the Amalgamation Agreement with R2 and Subco. While it is anticipated that the Amalgamation will close before the Meeting, in any event, R2 does not have any immediate plans to change the Company’s executive compensation objectives and processes.

The Company is currently a mineral exploration company whose assets include exploration properties located in British Columbia.  The Company’s current primary objective is to conduct exploration on various properties.

Notwithstanding the foregoing, given that the Company has not, as of yet, generated any significant income or cash flows from operations and operates with limited financial resources to ensure that funds are available to complete scheduled programs, the Board has to consider not only the financial situation of the Company at the time of the determination of executive compensation but also the estimated financial situation of the Company in the mid and long-term.  An important element of executive compensation is the grant of incentive stock options by the Company to its employees, directors and officers which do not require cash disbursement by the Company.  Additional information about the Company and its operations is available in its audited financial statements and Management’s Discussion and Analysis for the financial year ended March 31, 2014 which have been filed with regulators and are available for review on SEDAR at www.sedar.com under the Company’s profile.

The Board has not specifically considered the risks associated with the Company’s compensation policies and practices relating to the compensation arrangements currently in place with the Company’s senior officers, but these arrangements are relatively simple in structure and do not include any compensation or incentive awards tied to performance goals or short-term incentives.

The Company does not have a policy that would prohibit a Named Executive Officer or director from purchasing financial instruments, including prepaid variable forward contracts, equity swaps, collars or units of exchange funds, that are designed to hedge or offset a decrease in market value of equity securities granted as compensation or held, directly or indirectly, by the Named Executive Officer or director.  However, management is not aware of any Named Executive Officer or director purchasing such an instrument.

Compensation Objectives and Principles

The primary goal of the Company’s executive compensation process is to attract and retain the key executives necessary for the Company’s long term success, to encourage executives to further the development of the Company and its operations and to motivate qualified and experienced executives.  The key elements of executive compensation awarded by the Company are: (i) base salary; (ii) potential annual incentive award; and (iii) incentive stock options.  The directors are of the view that all elements should be considered, rather than any single element.

Share-Based and Option-Based Awards

Options to purchase Shares of the Company are intended to align the interests of the Company’s directors and executive officers with those of its shareholders, to provide a long term incentive that rewards these individuals for their contribution to the creation of shareholder value and to reduce the cash compensation the Company would otherwise have to pay. The Board proposes to adopt the New Plan. Particulars of the New Plan are set out above under “Particulars of Matters to be Acted Upon at the Meeting – Adoption of New Incentive Stock Option Plan”.

The Existing Plan is administered by the Board on recommendations received from time to time from the Nominating and Corporate Governance Committee.  In establishing the number of the incentive stock options to be granted to the Named Executive Officers, reference is made to the number of stock options granted to officers of other publicly traded companies that, similar to the Company, are involved in the mining industry, as well as those of other publicly traded Canadian companies on a comparable size to that of the Company in respect of assets.  The Board also considers previous grants of options and the overall number of options that are outstanding relative to the number of outstanding Shares in determining whether to make any new grants of options and the size and terms of any such grants, as well as the level of effort, time, responsibility, ability, experience and level of commitment of the executive officer in determining the level of incentive stock option compensation.  There are currently no options outstanding under the Existing Plan.

Compensation Governance

The Nominating and Corporate Governance Committee, through discussions without any formal objectives, criteria or analysis, is responsible for determining all forms of compensation to be granted to the Chief Executive Officer of the Company, as well as to its directors, and for reviewing the Chief Executive Officer’s recommendations regarding compensation of the other senior executives of the Company, to ensure such arrangements reflect the responsibilities and risks associated with each position.  When determining the compensation of the Company’s executive officers, the Nominating and Corporate Governance Committee considers: (i) recruiting and retaining executives critical to the success of the Company and the enhancement of shareholder value; (ii) providing fair and competitive compensation; (iii) balancing the interests of management and the Company’s shareholders; and (iv) rewarding performance, both on an individual basis and with respect to operations in general.  In order to achieve these objectives, the compensation paid to the Company’s executive officers consists of base salary and/or long-term incentive in the form of stock options.

Summary Compensation Table

The following table sets forth details of all compensation paid in respect of the individuals who were, at March 31, 2014, the Named Executive Officers.  There were no other executive officers of the Company whose total compensation was, individually, more than $150,000 for the financial year ended March 31, 2014.

Name and Principal Position	Year	Salary ($)	Share-Based Awards ($)	Option-Based Awards(1) ($)	Non-Equity Incentive Plan Compensation ($)		Pension Value ($)	All Other Compen-sation ($)	Total Compen-sation ($)
					Annual Incentive Plans	Long-Term Incentive Plans
Christopher Dyakowski President and CEO	2014 2013 2012	Nil Nil Nil	Nil Nil Nil	Nil Nil $10,355(2)	Nil Nil Nil	Nil Nil Nil	N/A N/A N/A	$54,000(3) $60,000(3) $37,500(3)	$54,000 $60,000 $47,855
Kenneth Phillippe(4) CFO	2014 2013 2012	Nil Nil Nil	Nil Nil Nil	Nil Nil $10,727	Nil Nil Nil	Nil Nil Nil	N/A N/A N/A	$18,000(5) $18,000(5) $4,000(5)	$18,000 $18,000 $14,727

(1)

The Existing Plan allows directors, officers and consultants to acquire Shares in exchange for the options exercised.  The fair value of options granted to employees is recognized as an expense over the vesting period using the graded vesting method with a corresponding increase in equity.  An individual is classified as an employee when the individual is an employee for legal or tax purposes (direct employee) or provides services similar to those performed by a direct employee, including directors of the Company. The fair value of option-based awards granted during the financial year ended March 31, 2012 was determined using the Black-Scholes option pricing model, and the following weighted average assumptions:

Risk-free interest rate

1.01 – 1.02%

Expected life of options (years)

1.17 – 2 years

Annualized volatility

100.53 – 107.16%

Dividends

0.00%

Expected annual forfeitures

0.00%

Fair value of stock

$0.088 - $0.107

(2)

These option-based awards were granted to Mr. Dyakowski during the financial year ended March 31, 2011; however, the option-based awards did not vest until November 3, 2011 (being the date of listing of the Shares on the TSXV).  Accordingly, option-based compensation was reflected in the audited financial statements for the financial year ended March 31, 2012 rather than for the financial year ended March 31, 2011.

(3)

Fees paid to Max Investments Inc., a company controlled by Mr. Dyakowski, for administrative services provided to the Company.

(4)

Mr. Phillippe was appointed Chief Financial Officer of the Company on January 10, 2012.

(5)

Fee paid to Mr. Phillippe for professional accounting services provided to the Company.

Outstanding Share-Based Awards and Option-Based Awards

No share-based or option-based awards were outstanding for the Named Executive Officers at the end of the Company’s most recently completed financial year.

Incentive Plan Awards – Value Vested or Earned During the Year

The following table sets forth details of the value vested or earned by the Named Executive Officers for option-based awards and share-based awards for the Company’s most recently completed financial year.

Name	Option-Based Awards – Value Vested During the Year ($)	Share-Based Awards – Value Vested During the Year ($)	Non-Equity Incentive Plan Compensation – Value Earned During the Year ($)
Christopher Dyakowski	Nil	N/A	N/A
Kenneth Phillippe	Nil	N/A	N/A

Termination and Change of Control Benefits

There are no contracts, agreements, plans or arrangements that provide for payments to a Named Executive Officer at, following or in connection with any termination (whether voluntary, involuntary or constructive), resignation, retirement, a change in control of the Company or a change in a Named Executive Officer’s responsibilities.

Director Compensation

The following table sets forth details of all amounts of compensation provided to the directors of the Company other than the Named Executive Officers (the “Other Directors”) for the Company’s most recently completed financial year.

Name	Fees Earned ($)	Share-Based Awards ($)	Option-Based Awards ($)	Non-Equity Incentive Plan Compensation ($)	Pension Value ($)	All Other Compensation ($)	Total Compensation ($)
Stephen Kenwood	Nil	N/A	Nil	N/A	N/A	Nil	Nil
Thomas Dyakowski	Nil	N/A	Nil	N/A	N/A	Nil	Nil
William Schmidt(1)	Nil	N/A	Nil	N/A	N/A	Nil	Nil

(1)

Mr. Schmidt passed away on August 14, 2013.

Share and Option Based Awards and Non-Equity Incentive Plan Compensation for the Other Directors

No share-based or option-based awards were outstanding for the Other Directors at the end of the most recently completed financial year, including awards granted to the Other Directors in prior years.

Incentive Plan Awards – Value Vested or Earned During the Year for the Other Directors

The following table sets forth details of the value vested or earned by the Other Directors for option-based awards and share-based awards for the Company’s most recently completed financial year.

Name	Option-Based Awards – Value Vested During the Year ($)	Share-Based Awards – Value Vested During the Year ($)	Non-Equity Incentive Plan Compensation – Value Earned During the Year ($)
William Schmidt	Nil	N/A	N/A
Stephen Kenwood	Nil	N/A	N/A
Thomas Dyakowski	Nil	N/A	N/A

Stock Option Plan

Management and the Board propose to adopt the New Plan which will be presented to the Meeting for approval by shareholders. Particulars of the New Plan are set out above under “Particulars of Matters to be Acted Upon at the Meeting – Adoption of New Incentive Stock Option Plan”.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table sets out, as of the end of the Company’s financial year ended March 31, 2014, all information required with respect to compensation plans under which equity securities of the Company are authorized for issuance:

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights (a)	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights (b)	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a)) (c)
Equity compensation plans approved by securityholders	Nil	N/A	948,250
Total	Nil	N/A	948,250

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

No director, executive officer, employee or former director, executive officer or employee or any of their respective associates or affiliates or any proposed nominee for election as a director of the Company is or has been at any time since the beginning of the last completed financial year, indebted to the Company or any of its subsidiaries nor has any such person been indebted to any other entity where such indebtedness is the subject of a guarantee, support agreement, letter of credit or similar arrangement or understanding, provided by the Company or any of its subsidiaries.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Other than as disclosed in this Information Circular and below, no informed person of the Company or any subsidiary of the Company, proposed nominee for election as a director, or any associate or affiliate of the foregoing, had any material interest, direct or indirect, in any transaction or proposed transaction since the commencement of the Company’s most recently completed financial year which has materially affected or would materially affect the Company or any subsidiary of the Company.

Title to Mineral Claims – Fame Property

In his capacity as a director and subject to his fiduciary duty to the Company, Christopher Dyakowski has agreed to, from time to time and as requested by the Board, acquire and hold British Columbia mineral tenures relating to the Company’s projects in his personal name, and in trust for and on behalf of the Company.  On such basis, he has acquired and continues to hold, in trust for and on behalf of the Company, the eleven Fame mineral tenures claims.

MANAGEMENT CONTRACTS

No management functions of the Company or any subsidiary of the Company are performed to any substantial degree by a person other than the directors or executive officers of the Company or subsidiary of the Company.

OTHER BUSINESS

Management of the Company knows of no matters to come before the Meeting other than those referred to in the Notice of Meeting accompanying this Information Circular.  However, if any other matters properly come before the Meeting, it is the intention of the persons named in the form of proxy accompanying this Information Circular to vote the same in accordance with their best judgment of such matters.

ADDITIONAL INFORMATION

Additional information relating to the Company is available on SEDAR at www.sedar.com.  Shareholders may contact the Company at its registered office located at Suite 900 - 900 Howe Street, Vancouver, British Columbia, V6Z 2M4, or by telephone at 604.250.2844 to request a copy of any document of the Company that is referred to herein including the Company’s financial statements and MD&A, the New Plan, the news releases of the Company dated July 10, 2014 and August 5, 2014, and the New Articles.

Financial information is provided in the Company’s comparative financial statements and MD&A for its most recently completed financial year.

DATED at Vancouver, British Columbia, this 12th day of August, 2014.

BY ORDER OF THE BOARD OF DIRECTORS

(signed) Christopher I. Dyakowski

Christopher I. Dyakowski,

President and Chief Executive Officer

APPENDIX 1

AUDIT AND FINANCE COMMITTEE CHARTER AUDIT AND FINANCE COMMITTEE OF
THE BOARD OF DIRECTORS CHARTER

Organization
There shall be a committee of the board of directors (the “Board”) of San Antonio Ventures Inc. (the “Company”) known as the Audit and Finance Committee (the “Committee”).  This charter shall govern the operations of the Committee.

Membership and Qualifications

The membership of the Committee shall be appointed by the Board and shall consist of at least three directors, the majority of whom will be non-officers (the “Independent Directors”).

Each independent member of the Committee shall be, while at all times a member of the Committee, free of any relationship that, in the opinion of the Board, would interfere with the member’s individual exercise of independent judgment.

Each member of the Committee shall be, while at all times a member of the Committee, generally knowledgeable in financial and auditing matters, specifically possessing the ability to read and understand fundamental financial statements including the Company’s balance sheet, statement of operations and statement of cash flows.

The Board shall appoint one member of the Committee as chair.  The chair shall be responsible for leadership of the Committee, including preparing the agenda, presiding over the meetings, making committee assignments and reporting to the Board.  The chair will also maintain regular liaison with the Company’s Chief Executive Officer, Chief Financial Officer and lead independent audit partner.

Role
The Committee assists the Board in fulfilling its responsibility for oversight of the quality and integrity of the accounting, auditing, reporting practices, systems of internal accounting and financial controls, the annual independent audit of the Company’s financial statements, and the legal compliance and ethics programs of the Company as established by management and the Board shall also perform any other related duties as directed by the Board.  In fulfilling this role, the Committee is expected to maintain free and open communications with the independent auditor and management of the Company and shall meet at least once each quarter.

While the Committee has the responsibilities and powers set forth below in this charter under the headings “Authority” and “Responsibilities and Processes”, it is not the duty of the Committee to conduct audits or to determine that the Company’s financial statements are fairly presented and are in accordance with generally accepted accounting principles.  Management is responsible for the preparation of financial statements in accordance with generally accepted accounting principles. It is the role of the independent auditor to audit the financial statements.

Authority
The Committee is granted the authority to investigate any matter brought to its attention, with full access to all books, records, facilities and personnel of the Company.  The Committee has the power to engage and determine funding for outside counsel or other experts or advisors as the Committee deems necessary for these purposes and as otherwise necessary or appropriate to carry out its duties.  The Company shall provide appropriate funding, as determined by the Committee, for payment of compensation to any registered public accounting firm engaged for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for the Company and for any advisors employed by the Committee as well as for the payment of ordinary administrative expenses of the Committee that are necessary or appropriate in carrying out its duties.

Responsibilities and Processes

The Committee’s primary responsibilities include:

•

Overseeing the Company’s financial reporting process on behalf of the Board and reporting the results or findings of its oversight activities to the Board.

•

Having sole authority to appoint, retain and oversee the work of the Company’s independent auditor and establishing the compensation to be paid to the independent auditor.  The Company’s independent auditor shall report directly to the Committee.

•

Establishing procedures for the receipt, retention and treatment of complaints regarding accounting, internal accounting controls and/or auditing matters for the confidential, anonymous submission by the Company’s employees of concerns regarding questionable accounting or auditing matters.

•

Pre-approving all audit services and permissible non-audit services as may be amended from time to time.

•

Overseeing the Company’s system to monitor and manage risk, and legal and ethical compliance programs, including the establishment and administration (including the grant of any waiver from) a written code of ethics applicable to each of the Company’s principal executive officer, principal financial officer, principal accounting officer or controller or persons performing similar functions.

The Committee, in carrying out its responsibilities, believes its policies and procedures should remain flexible in order to react more effectively to changing conditions and circumstances.  The Committee shall take the appropriate actions to set the overall corporate “tone” for quality financial reporting, sound business risk practices and ethical behavior.

The following shall be the principal recurring processes of the Committee relating to its oversight responsibilities.  These processes are set forth as a guide, with the understanding that the Committee may supplement them as appropriate and is not intended be a comprehensive list of all the actions that the Committee will take in discharging its duties.  These processes are:

•

Discussing with the independent auditor the objectivity and independence of the auditor and any relationships that may impact the auditor’s objectivity or independence and receiving from the independent auditor disclosures regarding its independence and written affirmation that the independent auditor is in fact independent, and taking any action, or recommending that the Board take appropriate action to oversee the independence of the independent auditor.

•

Overseeing the independent auditor relationship by discussing with the auditor the nature and scope of the audit process, receiving and reviewing audit reports, and providing the auditor full access to the Committee to report on any and all appropriate matters.  The Committee has the sole authority to resolve disagreements, if any, between management and the independent auditor.

•

Discussing with the independent auditor and the Company’s financial and accounting personnel, together and in separate sessions, the adequacy and effectiveness of the accounting and financial controls of the Company and eliciting recommendations for the improvement of such internal control procedures or particular areas where new or more detailed controls or procedures may be desirable.

•

Providing sufficient opportunity for the independent auditor to meet with the members of the Committee without members of management present.  Among the items to be discussed in these meetings are the independent auditor’s evaluation of the Company’s financial and accounting personnel and the cooperation that the independent auditor received during the course of the audit.

•

Discussing with management their review of the adequacy of the Company’s disclosure controls and procedures, the effectiveness of such controls and procedures and any findings following such review.

•

Reviewing the Company’s system to monitor, assess and manage risk and legal and ethical compliance program.

•

Reviewing and discussing with management and the independent auditor prior to the filing of the Company’s annual report:

1.

The Company’s annual financial statements and related footnotes and other financial information, including the information in the “Management’s Discussion and Analysis”

2.

The selection, application and effects of the Company’s critical accounting policies, practices and the reasonableness of significant judgments and estimates made by management.

3.

Alternative and preferred treatment of financial information under generally accepted accounting principles.

4.

All material arrangements, off-balance sheet transactions and relationship with any unconsolidated entities or any other persons which may have a material, current or future, effect on the financial condition of the Company.

5.

Any material written communications between the independent auditor and management.

6.

The independent auditor’s audit of the financial statements and its report thereon.

7.

Any significant finding and recommendations of the independent auditor and management’s responses thereto.

8.

Any significant changes in the independent auditor’s audit plan.

9.

Any serious difficulties or disputes with management encountered during the course of the audit.

10.

Any related significant findings and recommendations of the independent auditor together with management’s responses thereto.

11.

Other matters related to the conduct of the audit, which are to be communicated to the Committee under generally accepted auditing standards.

•

Preparing a report to be included in the Company’s Information Circular that states the Committee has:

1.

Analyzed and discussed the audited financial statements with management;

2.

Discussed with the independent auditor the auditor’s independence;

3.

Considered the audit and non-audit services provided by the independent auditor, and the fees paid for such services; and

•

The Committee shall review in advance all announcements of interim and annual financial results, as well as any periodic guidance to be publicly released by the Company and discuss such announcements with management and the independent auditors.

•

Reviewing and discussing with management and the independent auditor prior to the filing of the Company’s Quarterly Report:

1.

the Company’s interim financial statements and related footnotes and other financial information, including the information in the “Management’s Discussion and Analysis”.

2.

The selection, application and effects of the Company’s critical accounting policies, practices and the reasonableness of significant judgments and estimates made by management.

3.

Alternative and preferred treatment of financial information under generally accepted accounting principles.

4.

All material arrangements, off-balance sheet transactions and relationship with any unconsolidated entities or any other persons which may have a material current or future effect on the financial condition of the Company.

•

Reviewing and either approving or disapproving all related party transactions.

•

Submitting the minutes of all meetings of the Committee to, or discussing the matters discussed at each committee meeting with, the Board.

•

Reviewing and assessing the adequacy of this charter annually and recommend any proposed changes to the Board for its approval.

The Chairman of the Committee, or another Committee member designated by the Chairman, is authorized to act on behalf of the Committee with respect to required Committee responsibilities which arise between regularly scheduled Committee meetings, with the independent auditors and management, as well as the pre-approval of non-audit services provided by the independent auditors, as necessary, as contemplated by the Committee’s policies.  Any such pre-filing discussions and preapprovals shall be reported to the Committee at a subsequent meeting.